Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in Registration Statement Nos. 333-153509 and 333-163861, on Form S-3 and Registration Statement No. 333-145036 on Form S-8 of Dolan Media Company of our reports dated March 8, 2010, relating to our audits of the consolidated financial statements (which report express an unqualified opinion and includes an explanatory paragraph referring to the Company’s change in its method of accounting for noncontrolling interest in subsidiaries and business combinations), and of internal control over financial reporting of Dolan Media Company, which appear in this Annual Report on Form 10-K for the year ended December 31, 2009.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
March 8, 2010